SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  16  November 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	3rd Quater Results dated 06 November 2012
99.2	Transaction in Own Shares dated 07 November 2012
99.3	Transaction in Own Shares dated 08 November 2012
99.4	Transaction in Own Shares dated 09 November 2012
99.5	Transaction in Own Shares dated 12 November 2012
99.6	Transaction in Own Shares dated 13 November 2012
99.7	Transaction in Own Shares dated 14 November 2012
99.8	Transaction in Own Shares dated 15 November 2012

Exhibit 99.1

InterContinental Hotels Group PLC

Third Quarter Results to 30 September 2012

Solid third quarter performance

Financial summary1	2012	2011		% Change YoY
			Actual	CER2	CER & ex. LDs3
Revenue	$473m	$467m	1%	3%	4%
Operating profit	$167m	$153m	9%	9%	14%
Total adjusted EPS	40.6¢	36.2¢	12%
Total basic EPS4	59.8¢	61.4¢	(3)%
Net debt	$472m	$644m

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
"We have delivered a solid set of results in the quarter with RevPAR growth across all regions and outperformance in key markets such as the US and Greater China.  Our preferred brands have driven good underlying revenue growth despite a number of industry wide issues such as the timing of holidays, slowing economic growth in certain markets and the political leadership change in China.

We continue to build a strong foundation for future growth, with a good pace of signings and openings, and we are on track to meet our full year net system growth guidance.  Our new brands are gaining traction, with the first signing for EVEN Hotels in New York City in October and 12 signings for HUALUXE Hotels & Resorts year to date.

The global economic environment remains challenging. However, our forward bookings remain encouraging and we are confident that IHG is well positioned to continue to outperform based on the considerable strengths of the business and our focused strategy for high quality growth."

Driving Market Share
•	Third quarter global RevPAR growth of 3.9%, with 5.6% global RevPAR growth year to date.
	-	Americas third quarter RevPAR up 4.6% (US 4.6%); Europe 2.0%; AMEA 2.9%; Greater China 4.0%.
	-	Average daily rate growth of 3.4% in the third quarter, the 9th successive quarter of growth.
•	Total system size of 672,252 rooms (4,573 hotels), up 2.1% year to date (0.9% year on year).
-
8,603 rooms (56 hotels) added and 3,224 rooms (25 hotels) removed in the quarter, with signings of 13,304 (85 hotels). Signings and openings broadly in line with last year after excluding 4,796 rooms on US Army bases (included in both figures for Q3 2011).

-
Our new brands are gaining traction with the first EVEN Hotel signed in October in Manhattan under a management contract. There are 12 HUALUXE Hotels & Resorts in the pipeline, with 8 signed in the quarter.

	-	Pipeline of 165,945 rooms (1,042 hotels), c.40% under construction. 13% active global pipeline share.
-
Greater China system size and pipeline up 11% and 7% respectively year on year.  Market leading position with 60,115 rooms (181 hotels) open and 51,454 rooms (160 hotels) in the pipeline (31% of group pipeline).

Uses of Cash
•	Return of funds to shareholders
	-	$500m was returned to shareholders on 22 October 2012 via special dividend with share consolidation. As previously announced, the $500m share buyback programme will commence in Q4 2012.
•	Growth investment funded by recycling capital
	-	Growth capital expenditure of $10m year to date (with $5m in the quarter) reflects the unpredictable timing of this type of spend, with a number of projects now expected to complete early next year.
	-	2012 full year growth capital expenditure expectations revised to c.$25m, plus c.$125m maintenance capital expenditure ($69m year to date).
	-	2013 growth capital expenditure still anticipated to be $100m - $200m, plus c.$150m maintenance capex.
	-	Discussions regarding the disposal of InterContinental New York Barclay continue, but will now be opened up and we expect strong interest from a wider group of prospective buyers.
	-	InterContinental London Park Lane is the next major asset being considered for disposal with a key milestone in the process being the opening of InterContinental London Westminster later this month.
Current trading update
•	Provisional October global RevPAR growth5 of 4.8%.
	-	Americas 6.1%; Europe 2.3%, AMEA 3.4%; Greater China 0.3%.
¹ All figures are before exceptional items unless otherwise noted. See appendices for financial headlines		² CER = constant exchange rates
3 Excluding $6m of significant liquidated damages receipts in 2011		4 After exceptional items	5 See appendix 7 for definition

Americas - Good growth in franchise royalties
RevPAR increased 4.6%, with 4.0% rate growth.  US RevPAR was up 4.6% in the third quarter, with 4.0% rate growth.  On a total basis including the benefit of new hotels, US RevPAR grew 5.7% in the third quarter, ahead of the industry up 5.1%. Softer performance in July and September reflects the shift in timing of certain holidays.
Revenue increased 2% to $226m and operating profit increased 10% to $138m.  After adjusting for owned hotel disposals in 2011 and the results from managed lease hotels6, revenue was up 6% and operating profit up 11%.  This was driven by good RevPAR growth across the region, resulting in a 7% increase in franchise royalties, and a $1m increase in fees associated with the initial franchising, relicensing and termination of hotels.
We signed 5,513 rooms (52 hotels) and opened 4,323 rooms (39 hotels) into the system in the quarter. Openings included 3 Crowne Plaza hotels, 7 hotels for our extended stay brands, Candlewood Suites and Staybridge Suites, and 3 Hotel Indigo hotels. Signings included 43 hotels for the Holiday Inn brand family, with 2 Holiday Inn Club Vacation resorts in the US, 2 Holiday Inn hotels in Colombia and the first Holiday Inn Express hotel in the Bahamas.

Europe - Strong profit growth driven by owned hotels
RevPAR increased 2.0%, with 2.4% rate growth despite continued uncertainty in macro economic conditions across Europe.  3.9% RevPAR growth in the UK reflected stronger trading during the Olympic and Paralympic games with weaker performance in the periods before and after as expected.  8.8% RevPAR growth in Germany reflects good rate growth due to the favourable trade fair calendar and 2.0% RevPAR growth in France was driven by continued strength in Paris, offset by declines in the provinces.

Revenue increased 2% (8% at CER) to $112m and operating profit increased 21% (31% at CER) to $35m.  At CER and after adjusting for a leased hotel disposal and excluding results from managed lease hotels6, revenue increased 6% and operating profit increased 22%. This was driven by 9.1% RevPAR growth at the owned hotels and a $2m decrease in regional overheads ($1m as reported).

We signed 1,171 rooms (11 hotels) in the quarter including Holiday Inn hotels for Georgia and Italy. The expansion of the Hotel Indigo brand continues with 3 hotels (246 rooms) signed across Spain, Germany and France. 924 rooms (6 hotels) were opened into the system, all for the Holiday Inn Brand Family, including 2 Holiday Inn hotels in London and 2 Holiday Inn Express hotels in the UK regions.

AMEA - Underlying profit growth
RevPAR increased 2.9%, with 1.1% rate growth.  Trading conditions remain mixed with strong trading in South East Asia offset by tougher comparatives in Japan, slowing economic growth in some markets and the continued impact from political unrest in some countries in the Middle East.

AMEA revenue decreased 14% (14% at CER) to $51m and operating profit decreased 20% (24% at CER) to $20m. At CER and after adjusting for a $6m liquidated damages receipt in Q3 2011 and the disposal in Q3 2011 of a hotel asset and partnership interest that contributed $1m to profits in Q3 2011, operating profit increased 6%.

We signed 1,373 rooms (6 hotels) in the quarter, including an InterContinental Hotel in the UAE and 2 Holiday Inn Express hotels in Indonesia. 652 rooms (2 hotels) were opened, including Bahrain's first Holiday Inn Express hotel in the capital city of Manama and Crowne Plaza Doha Airport; the first Crowne Plaza hotel to open in Qatar.

Greater China - Strong growth in revenue and operating profit
RevPAR increased 4.0%, with 3.8% rate growth.  July and August RevPAR growth of 7% and 6% respectively was offset by a 0.9% decline in September.  This was driven by several industry wide issues including lower demand ahead of both the Mid Autumn Festival and Golden Week holiday periods and the political leadership change, the China - Japan island territorial dispute and a broader economic slowdown across the region.

Revenue increased 15% (15% at CER) to $54m and operating profit increased 42% (33% at CER) to $17m. This was driven by 12.0% RevPAR growth at the InterContinental Hong Kong and $3m ($2m CER) growth in managed profits reflecting good RevPAR growth combined with 9% growth in managed rooms.

We opened 2,704 rooms (9 hotels) in the quarter, including 3 Crowne Plaza hotels (1,089 rooms). Signings of 5,247 rooms (16 hotels) take our pipeline to 51,454 rooms (160 hotels), giving us a continued leading share of the active hotel pipeline in Greater China.

Interest, tax, cash flow and exceptional items
The interest charge for the period was $13m (Q3 2011: $15m) due to lower levels of net debt.

Based on the position at the end of the quarter, the tax charge has been calculated using an estimated annual tax rate of 27% (Q3 2011: 26%).  The 2012 full year tax rate is now expected to be in the mid to high 20s, moving towards the low 30s in 2013.  An exceptional tax credit of $59m relates to prior year matters settled, together with associated deferred tax amounts.

Net debt was $472m (including the $211m finance lease on the InterContinental Boston), down $172m on Q3 2011 and down $66m on the year end position, and does not reflect the $500m special dividend paid on 22 October 2012.
The provisional triennial actuarial valuation of the UK defined benefit plan as at 31 March 2012 indicates a deficit of £132m. In anticipation of the finalisation of the related Recovery Plan, a special contribution of £45m was paid to the plan on 23 October 2012.

6 See appendix 7 for definition

Appendix 1: RevPAR Movement Summary
	October 2012	Q3 2012			Q3 YTD
	RevPAR*	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	4.8%	3.9%	3.4%	0.4pts	5.6%	3.5%	1.3%
Americas	6.1%	4.6%	4.0%	0.4pts	6.3%	4.3%	1.3%
Europe	2.3%	2.0%	2.4%	(0.2)pts	1.9%	1.5%	0.3%
AMEA	3.4%	2.9%	1.1%	1.2pts	6.1%	1.8%	2.8%
G. China	0.3%	4.0%	3.8%	0.1pts	7.6%	3.8%	2.2%

*See appendix 7 for definition Appendix 2: Third quarter system & pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	8,603	(3,224)	5,379	672,252	1%	13,304	165,945
Americas	4,323	(1,823)	2,500	449,383	0%	5,513	73,326
Europe	924	(542)	382	101,505	2%	1,171	14,357
AMEA	652	(86)	566	61,249	(1)%	1,373	26,808
G. China	2,704	(773)	1,931	60,115	11%	5,247	51,454

Appendix 3: Year to date system & pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YTD %	Signings	Total
Group	26,052	(12,148)	13,904	672,252	2%	35,408	165,945
Americas	13,297	(6,112)	7,185	449,383	2%	18,246	73,326
Europe	4,149	(2,529)	1,620	101,505	2%	4,135	14,357
AMEA	2,520	(2,354)	166	61,249	0%	2,768	26,808
G. China	6,086	(1,153)	4,933	60,115	9%	10,241	51,454

Appendix 4: Third quarter financial headlines
3 mths to 30 September 2012 Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Franchised	156	145	134	123	19	18	3	3	0	1	-	-
Managed	51	51	9	10	7	5	21	25	14	11	-	-
Owned & leased	35	29	9	7	17	15	2	2	7	5	-	-
Regional overheads	(32)	(33)	(14)	(14)	(8)	(9)	(6)	(5)	(4)	(5)	-	-
Profit pre central overheads	210	192	138	126	35	29	20	25	17	12	-	-
Central overheads	(43)	(39)	-	-	-	-	-	-	-	-	(43)	(39)
Group Operating profit	167	153	138	126	35	29	20	25	17	12	(43)	(39)

Appendix 5: Year to date financial headlines
9 mths to 30 September 2012 Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Franchised	419	393	358	332	50	51	9	8	2	2	-	-
Managed	154	154	33	43	22	17	63	64	36	30	-	-
Owned & leased	85	76	16	13	37	38	4	4	28	21	-	-
Regional overheads	(87)	(89)	(36)	(37)	(22)	(26)	(16)	(15)	(13)	(11)	-	-
Profit pre central overheads	571	534	371	351	87	80	60	61	53	42	-	-
Central overheads	(118)	(112)	-	-	-	-	-	-	-	-	(118)	(112)
Group Operating profit	453	422	371	351	87	80	60	61	53	42	(118)	(112)

Appendix 6: Constant exchange rate (CER) operating profit movement before exceptional items

Total***	Americas	Europe	AMEA	G. China
Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**
Q3 Growth/ (decline)	9%	9%	10%	10%	21%	31%	(20)%	(24)%	42%	33%
Exchange rates:	Third quarter
GBP:USD	EUR:USD	* US dollar actual currency
2012	0.63	0.80	** Translated at constant 2011 exchange rates
2011	0.62	0.71	*** After central overheads

Appendix 7: Definitions
Total gross revenue: total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG's brands.
Fee based margins: adjusted for owned and leased hotels, managed leases and individually significant liquidated damages payments.  Managed lease hotels: properties that are structured for legal reasons as operating leases but with the same characteristics as management contracts.
Provisional October RevPAR growth :  represents actuals other than for Americas, Europe and Group for which the last 4 days in October are estimated.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green):	+44 (0)1895 512176
Media Relations (Yasmin Diamond, Kari Kerr):	+44 (0)1895 512426	+44 (0) 7770 736849
High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.
Conference call for Analysts and Shareholders:
A conference call with Richard Solomons (Chief Executive Officer) and Tom Singer (Chief Financial Officer) will commence at 9.30am UK time on 6 November and can be accessed on www.ihgplc.com/q312. There will be an opportunity to ask questions.

UK Toll UK Toll Free US Toll	+44 (0)20 3003 2666 0808 109 0700 +1 212 999 6659
Passcode:	HOTEL
A replay of the 9.30am conference call will be available following the event - details are below:
UK Toll	+44 (0)20 8196 1998
Replay pin	1338565
US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 10.00am Eastern Standard Time on 6 November with Richard Solomons (Chief Executive Officer) and Tom Singer (Chief Financial Officer). There will be an opportunity to ask questions.

UK Toll US Toll US Toll Free	+44 (0)20 3003 2666 +1 212 999 6659 +1 866 966 5335
Passcode:	HOTEL
A replay of the 10.00am US conference call will be available following the event - details are below:
UK Toll	+44 (0)20 8196 1998
Replay pin	3470588
Website:
The full release and supplementary data will be available on our website from 7.00 am (London time) on 7 August. The web address is www.ihgplc.com/q312. To watch a video of Tom Singer reviewing our results visit our YouTube channel at www.youtube.com/ihgplc.

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs) is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 69 million members worldwide.  IHG franchises, leases, manages or owns over 4,500 hotels and more than 672,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.  InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the three months ended 30 September 2012

	3 months ended 30 September 2012			3 months ended 30 September 2011
	Before exceptional items	Exceptional items (note 8)	Total	Before exceptional items	Exceptional items (note 8)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	473	-	473	467	-	467
Cost of sales	(188)	-	(188)	(197)	-	(197)
Administrative expenses	(97)	(4)	(101)	(93)	28	(65)
Other operating income and expenses	2	-	2	1	28	29
	_____	____	____	_____	____	____
	190	(4)	186	178	56	234

Depreciation and amortisation	(23)	-	(23)	(25)	-	(25)
	_____	____	____	_____	____	____

Operating profit (note 3)	167	(4)	163	153	56	209
Financial income	-	-	-	1	-	1
Financial expenses	(13)	-	(13)	(16)	-	(16)
	_____	____	____	_____	____	____

Profit before tax (note 3)	154	(4)	150	138	56	194

Tax (note 9)	(35)	60	25	(33)	17	(16)
	_____	____	____	_____	____	____
Profit for the period from continuing operations	119	56	175	105	73	178
	====	====	====	====	====	====

Attributable to:
Equity holders of the parent	118	56	174	105	73	178
Non-controlling interest	1	-	1	-	-	-
	____	____	____	____	____	____
	119	56	175	105	73	178
	====	====	====	====	====	====

Earnings per ordinary share (note 10)
Continuing and total operations:
Basic			59.8¢			61.4¢
Diluted			58.8¢			60.5¢
Adjusted	40.6¢			36.2¢
Adjusted diluted	39.9¢			35.7¢
	====		====	====		====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the nine months ended 30 September 2012

	9 months ended 30 September 2012			9 months ended 30 September 2011
	Before exceptional items	Exceptional items (note 8)	Total	Before exceptional items	Exceptional items (note 8)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	1,351	-	1,351	1,317	-	1,317
Cost of sales	(565)	-	(565)	(566)	-	(566)
Administrative expenses	(270)	(4)	(274)	(262)	(31)	(293)
Other operating income and expenses	6	-	6	9	46	55
	_____	____	____	_____	____	____
	522	(4)	518	498	15	513

Depreciation and amortisation	(69)	-	(69)	(76)	-	(76)
Impairment	-	23	23	-	9	9
	_____	____	____	_____	____	____

Operating profit (note 3)	453	19	472	422	24	446
Financial income	2	-	2	2	-	2
Financial expenses	(40)	-	(40)	(49)	-	(49)
	_____	____	____	_____	____	____

Profit before tax (note 3)	415	19	434	375	24	399

Tax (note 9)	(110)	126	16	(99)	34	(65)
	_____	____	____	_____	____	____
Profit for the period from continuing operations	305	145	450	276	58	334
	====	====	====	====	====	====

Attributable to:
Equity holders of the parent	304	145	449	276	58	334
Non-controlling interest	1	-	1	-	-	-
	____	____	____	____	____	____
	305	145	450	276	58	334
	====	====	====	====	====	====

Earnings per ordinary share (note 10)
Continuing and total operations:
Basic			154.3¢			115.6¢
Diluted			151.7¢			113.6¢
Adjusted	104.5¢			95.5¢
Adjusted diluted	102.7¢			93.9¢
	====		====	====		====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the three and nine months ended 30 September 2012

	2012 3 months ended 30 September $m	2011 3 months ended 30 September $m	2012 9 months ended 30 September $m	2011 9 months ended 30 September $m

Profit for the period	175	178	450	334

Other comprehensive income
Available-for-sale financial assets:
Gains/(losses) on valuation	1	(17)	(3)	(5)
Losses reclassified to income on impairment	-	-	-	3
Cash flow hedges:
Reclassified to financial expenses	-	1	-	4
Defined benefit pension plans:
Actuarial gains/(losses), net of related tax credit: 2012 3 months $1m, 9 months $3m (2011 3 months $12m, 9 months $11m)	20	(3)	17	(1)
Change in asset restriction on plans in surplus and liability in respect of funding commitments, net of related tax: 2012 3 months $2m charge, 9 months $11m credit (2011 3 months $12m credit, 9 months $10m credit)	(10)	(1)	2	(4)
Exchange differences on retranslation of foreign operations, net of related tax: 2012 3 months $1m charge, 9 months $nil (2011 3 months $1m credit, 9 months $1m charge)	33	(32)	24	(18)
Tax related to pension contributions	-	3	1	6
	____	____	____	____
Other comprehensive gain/(loss) for the period	44	(49)	41	(15)
	____	____	____	____
Total comprehensive income for the period	219	129	491	319
	====	====	====	====

Attributable to:
Equity holders of the parent	218	129	490	318
Non-controlling interest	1	-	1	1
	_____	_____	_____	_____
	219	129	491	319
	=====	=====	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the nine months ended 30 September 2012

	9 months ended 30 September 2012
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	162	(2,650)	3,035	8	555

Total comprehensive income for the period	-	21	469	1	491
Issue of ordinary shares	9	-	-	-	9
Movement in shares in employee share trusts	-	18	(63)	-	(45)
Equity-settled share-based cost	-	-	19	-	19
Tax related to share schemes	-	-	17	-	17
Equity dividends paid	-	-	(174)	-	(174)
Share of reserve in equity accounted investment	-	-	5	-	5
Exchange adjustments	8	(8)	-	-	-
	____	____	____	____	____
At end of the period	179	(2,619)	3,308	9	877
	====	====	====	====	====

	9 months ended 30 September 2011
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	155	(2,659)	2,788	7	291

Total comprehensive income for the period	-	(17)	335	1	319
Issue of ordinary shares	7	-	-	-	7
Movement in shares in employee share trusts	-	26	(80)	-	(54)
Equity-settled share-based cost	-	-	23	-	23
Tax related to share schemes	-	-	3	-	3
Equity dividends paid	-	-	(102)	-	(102)
	____	____	____	____	____
At end of the period	162	(2,650)	2,967	8	487
	====	====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
30 September 2012

	2012 30 September	2011 30 September	2011 31 December
	$m	$m	$m
ASSETS
Property, plant and equipment	1,345	1,363	1,362
Goodwill	94	88	92
Intangible assets	354	300	308
Investment in associates and joint ventures	83	74	87
Retirement benefit assets	58	28	21
Other financial assets	144	145	156
Non-current tax receivable	42	-	41
Deferred tax assets	202	111	106
	_____	_____	_____
Total non-current assets	2,322	2,109	2,173
	_____	_____	_____
Inventories	4	4	4
Trade and other receivables	509	449	369
Current tax receivable	-	31	20
Derivative financial instruments	4	-	3
Other financial assets	5	-	-
Cash and cash equivalents	170	99	182
	_____	_____	_____
Total current assets	692	583	578
Non-current assets classified as held for sale	236	225	217
	______	______	______
Total assets (note 3)	3,250	2,917	2,968
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(21)	(16)	(21)
Derivative financial instruments	-	(1)	-
Trade and other payables	(741)	(693)	(707)
Provisions	(1)	(23)	(12)
Current tax liabilities	(71)	(122)	(120)
	_____	_____	_____
Total current liabilities	(834)	(855)	(860)
	_____	_____	_____
Loans and other borrowings	(610)	(701)	(670)
Derivative financial instruments	(19)	(42)	(39)
Retirement benefit obligations	(191)	(181)	(188)
Trade and other payables	(557)	(500)	(497)
Provisions	(1)	(2)	(2)
Deferred tax liabilities	(99)	(88)	(97)
	_____	_____	_____
Total non-current liabilities	(1,477)	(1,514)	(1,493)
Liabilities classified as held for sale	(62)	(61)	(60)
	_____	_____	_____
Total liabilities	(2,373)	(2,430)	(2,413)
	=====	=====	=====
Net assets	877	487	555
	=====	=====	=====
EQUITY
Equity share capital	179	162	162
Capital redemption reserve	10	10	10
Shares held by employee share trusts	(9)	(9)	(27)
Other reserves	(2,901)	(2,894)	(2,893)
Unrealised gains and losses reserve	69	51	71
Currency translation reserve	212	192	189
Retained earnings	3,308	2,967	3,035
	______	______	______
IHG shareholders' equity	868	479	547
Non-controlling interest	9	8	8
	______	______	______
Total equity	877	487	555
	=====	=====	=====
INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the nine months ended 30 September 2012

	2012 9 months ended 30 September	2011 9 months ended 30 September
	$m	$m

Profit for the period	450	334
Adjustments for:
Net financial expenses	38	47
Income tax (credit)/charge	(16)	65
Depreciation and amortisation	69	76
Exceptional operating items	(19)	(24)
Equity-settled share-based cost	17	20
Other non-cash movements	(1)	-
	_____	_____
Operating cash flow before movements in working capital	538	518
Net change in loyalty programme liability and System Fund surplus	139	100
Other changes in net working capital	(174)	(159)
Utilisation of provisions	(12)	(7)
Retirement benefit contributions, net of cost	(29)	(41)
Cash flows relating to exceptional operating items	(1)	(31)
	_____	_____
Cash flow from operations	461	380
Interest paid	(19)	(25)
Interest received	2	1
Tax paid on operating activities	(72)	(66)
	_____	_____
Net cash from operating activities	372	290
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(23)	(35)
Purchase of intangible assets	(53)	(27)
Investment in other financial assets	-	(50)
Investment in associates and joint ventures	(3)	(38)
Disposal of assets, net of costs	-	142
Proceeds from other financial assets	5	6
Tax paid on disposals	(2)	(1)
	_____	_____
Net cash from investing activities	(76)	(3)
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	9	7
Purchase of own shares by employee share trusts	(45)	(57)
Dividends paid to shareholders	(174)	(102)
Decrease in borrowings	(99)	(112)
	_____	_____
Net cash from financing activities	(309)	(264)
	_____	_____
Net movement in cash and cash equivalents in the period	(13)	23
Cash and cash equivalents at beginning of the period	182	78
Exchange rate effects	1	(2)
	_____	_____
Cash and cash equivalents at end of the period	170	99
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority and IAS 34 'Interim Financial Reporting'. They have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements for the year ended 31 December 2011.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2011 has been extracted from the Group's published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate for the nine months ended 30 September is $1= £0.63 (2012 3 months, $1 = £0.63; 2011 9 months, $1 = £0.62; 2011 3 months, $1=£0.62). In the case of the euro, the translation rate for the nine months ended 30 September is $1 = €0.78 (2012 3 months, $1 = €0.80; 2011 9 months, $1 = €0.71; 2011 3 months, $1 = €0.71).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1=£0.62 (2011 31 December $1 = £0.65; 2011 30 September $1 = £0.64). In the case of the euro, the translation rate is $1 = €0.77 (2011 31 December $1 = €0.77; 2011 30 September $1 = €0.74).

3.	Segmental information

	Revenue
		2012	2011	2012	2011
		3 months ended 30 September	3 months ended 30 September	9 months ended 30 September	9 months ended 30 September
		$m	$m	$m	$m

	Americas (note 4)	226	222	626	638
	Europe (note 5)	112	110	318	295
	AMEA (note 6)	51	59	159	159
	Greater China (note 7)	54	47	162	142
	Central	30	29	86	83
		____	____	____	____
	Total revenue	473	467	1,351	1,317
		====	====	====	====

	All results relate to continuing operations.

Profit	2012 3 months ended 30 September $m	2011 3 months ended 30 September $m	2012 9 months ended 30 September $m	2011 9 months ended 30 September $m

Americas (note 4)	138	126	371	351
Europe (note 5)	35	29	87	80
AMEA (note 6)	20	25	60	61
Greater China (note 7)	17	12	53	42
Central	(43)	(39)	(118)	(112)
	____	____	____	____
Reportable segments' operating profit	167	153	453	422
Exceptional operating items (note 8)	(4)	56	19	24
	____	____	____	____
Operating profit	163	209	472	446

Financial income	-	1	2	2
Financial expenses	(13)	(16)	(40)	(49)
	____	____	____	____
Profit before tax	150	194	434	399
	====	====	====	====

All results relate to continuing operations.

Assets	2012 30 September $m	2011 30 September $m	2011 31 December $m

Americas	1,004	950	908
Europe	902	873	816
AMEA	284	273	276
Greater China	392	372	388
Central	250	208	228
	____	____	____
Segment assets	2,832	2,676	2,616

Unallocated assets:
Non-current tax receivable	42	-	41
Deferred tax assets	202	111	106
Current tax receivable	-	31	20
Derivative financial instruments	4	-	3
Cash and cash equivalents	170	99	182
	____	____	____
Total assets	3,250	2,917	2,968
	====	====	====

4.	Americas
		2012	2011	2012	2011
		3 months ended 30 September	3 months ended 30 September	9 months ended 30 September	9 months ended 30 September
		$m	$m	$m	$m
	Revenue
	Franchised	151	141	411	385
	Managed	23	31	70	101
	Owned and leased	52	50	145	152
		____	____	____	____
	Total	226	222	626	638
		====	====	====	====
	Operating profit
	Franchised	134	123	358	332
	Managed	9	10	33	43
	Owned and leased	9	7	16	13
	Regional overheads	(14)	(14)	(36)	(37)
		____	____	____	____
	Total	138	126	371	351
		====	====	====	====

	All results relate to continuing operations.

5.	Europe
		2012	2011	2012	2011
		3 months ended 30 September	3 months ended 30 September	9 months ended 30 September	9 months ended 30 September
		$m	$m	$m	$m
	Revenue
	Franchised	25	23	67	65
	Managed	34	34	105	79
	Owned and leased	53	53	146	151
		____	____	____	____
	Total	112	110	318	295
		====	====	====	====
	Operating profit
	Franchised	19	18	50	51
	Managed	7	5	22	17
	Owned and leased	17	15	37	38
	Regional overheads	(8)	(9)	(22)	(26)
		____	____	____	____
	Total	35	29	87	80
		====	====	====	====

	All results relate to continuing operations.

6.	AMEA
		2012	2011	2012	2011
		3 months ended 30 September	3 months ended 30 September	9 months ended 30 September	9 months ended 30 September
		$m	$m	$m	$m
	Revenue
	Franchised	4	5	14	13
	Managed	35	42	110	112
	Owned and leased	12	12	35	34
		____	____	____	____
	Total	51	59	159	159
		====	====	====	====
	Operating profit
	Franchised	3	3	9	8
	Managed	21	25	63	64
	Owned and leased	2	2	4	4
	Regional overheads	(6)	(5)	(16)	(15)
		____	____	____	____
	Total	20	25	60	61
		====	====	====	====

	All results relate to continuing operations.

7.	Greater China
		2012	2011	2012	2011
		3 months ended 30 September	3 months ended 30 September	9 months ended 30 September	9 months ended 30 September
		$m	$m	$m	$m
	Revenue
	Franchised	1	-	2	1
	Managed	24	21	64	54
	Owned and leased	29	26	96	87
		____	____	____	____
	Total	54	47	162	142
		====	====	====	====
	Operating profit
	Franchised	-	1	2	2
	Managed	14	11	36	30
	Owned and leased	7	5	28	21
	Regional overheads	(4)	(5)	(13)	(11)
		____	____	____	____
	Total	17	12	53	42
		====	====	====	====

	All results relate to continuing operations.

8.	Exceptional items
		2012 3 months ended 30 September $m	2011 3 months ended 30 September $m	2012 9 months ended 30 September $m	2011 9 months ended 30 September $m
	Continuing operations:

	Exceptional operating items
	Administrative expenses:
	Litigation provision (a)	-	-	-	(22)
	Resolution of commercial dispute (b)	-	-	-	(37)
	Pension curtailment (c)	-	28	-	28
	Reorganisation costs (d)	(4)	-	(4)	-
		____	____	____	____
		(4)	28	(4)	(31)
	Other operating income and expenses:
	VAT refund (e)	-	-	-	9
	Gain on disposal of hotels (f)	-	28	-	37
		____	____	____	____
		-	28	-	46

	Impairment:
	Other financial assets (g)	-	-	-	(3)
	Reversal of previously recorded impairment (h)	-	-	23	12
		____	____	____	____
		-	-	23	9
		____	____	____	____
		(4)	56	19	24
		====	====	====	====
	Tax
	Tax on exceptional operating items	1	(8)	(12)	3
	Exceptional tax credit (i)	59	25	138	31
		____	____	____	____
		60	17	126	34
		====	====	====	====

These items are treated as exceptional by reason of their size or nature.
a)	Related to a lawsuit filed against the Group in the Americas region, for which the final balance was paid in March 2012.
b)	Related to the settlement of a prior period commercial dispute in the Europe region.
c)	Related to the closure of the UK defined benefit pension scheme to future accrual with effect from 1 July 2013.
d)	Arises from a reorganisation of the Group's support functions.
e)	Arose in the UK relating to periods prior to 1996.
f)	Related to the sale of three hotels in North America ($9m) and the sale of a hotel and related investment in Australia ($28m).
g)	Related to available-for-sale equity investments subject to prolonged declines in their fair value below cost.
h)
Relates to the reversal of a previously recorded impairment charge on a North American hotel and, in 2011, mainly related to the partial reversal of an impairment charge recorded on another North American hotel that was sold in June 2012.

i)
Represents the release of provisions which are exceptional by reason of their size or nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, together with the recognition of deferred tax assets as a result of the associated reduction in future uncertainty as to their recoverability and, in 2011, related to a revision of the estimated tax impacts of an internal reorganisation completed in 2010.

9.	Tax

The tax charge on profit from continuing operations for the nine months ended 30 September excluding the impact of exceptional items (note 8), has been calculated using an estimated effective annual tax rate of 27% (2011 26%) analysed as follows.

	2012	2012	2012	2011	2011	2011
3 months ended 30 September	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items	154	(35)	23%	138	(33)	24%
Exceptional items	(4)	60		56	17
	____	____		____	____
	150	25		194	(16)
	====	====		====	====
Analysed as:
UK tax		(9)			(7)
Foreign tax		34			(9)
		____			____
		25			(16)
		====			====

	2012	2012	2012	2011	2011	2011
9 months ended 30 September	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items	415	(110)	27%	375	(99)	26%
Exceptional items	19	126		24	34
	____	____		____	____
	434	16		399	(65)
	====	====		====	====
Analysed as:
UK tax		24			(17)
Foreign tax		(8)			(48)
		____			____
		16			(65)
		====			====

10.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

Continuing and total operations	2012	2011	2012	2011
	3 months ended 30 September	3 months ended 30 September	9 months ended 30 September	9 months ended 30 September
Basic earnings per ordinary share
Profit available for equity holders ($m)	174	178	449	334
Basic weighted average number of ordinary shares (millions)	291	290	291	289
Basic earnings per ordinary share (cents)	59.8	61.4	154.3	115.6
	====	====	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	174	178	449	334
Diluted weighted average number of ordinary shares (millions)	296	294	296	294
Diluted earnings per ordinary share (cents)	58.8	60.5	151.7	113.6
	====	====	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	174	178	449	334
Adjusting items (note 8):
Exceptional operating items ($m)	4	(56)	(19)	(24)
Tax on exceptional operating items ($m)	(1)	8	12	(3)
Exceptional tax credit ($m)	(59)	(25)	(138)	(31)
	____	____	____	____
Adjusted earnings ($m)	118	105	304	276
Basic weighted average number of ordinary shares (millions)	291	290	291	289
Adjusted earnings per ordinary share (cents)	40.6	36.2	104.5	95.5
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	296	294	296	294
Adjusted diluted earnings per ordinary share (cents)	39.9	35.7	102.7	93.9
	====	====	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2012 3 months ended 30 September millions	2011 3 months ended 30 September millions	2012 9 months ended 30 September millions	2011 9 months ended 30 September millions
Basic weighted average number of ordinary shares	291	290	291	289
Dilutive potential ordinary shares - employee share options	5	4	5	5
	____	____	____	____
	296	294	296	294
	====	====	====	====

11.	Dividends
		2012 9 months ended 30 September cents per share	2011 9 months ended 30 September cents per share	2012 9 months ended 30 September $m	2011 9 months ended 30 September $m
	Paid during the period:
	Final (declared for previous year)	39.0	35.2	113	102
	Interim	21.0	-	61	-
		____	____	____	____
		60.0	35.2	174	102
		====	====	====	====

	Proposed for the period:
	Interim	-	16.0	-	46
		====	====	====	====

12.	Net debt
		2012 30 September	2011 30 September	2011 31 December
		$m	$m	$m

	Cash and cash equivalents	170	99	182
	Loans and other borrowings - current	(21)	(16)	(21)
	Loans and other borrowings - non-current	(610)	(701)	(670)
	Derivatives hedging debt values*	(11)	(26)	(29)
		____	____	____
	Net debt	(472)	(644)	(538)
		====	====	====
	Finance lease liability included above	(211)	(208)	(209)
		====	====	====

*
Net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group's £250m 6% bonds at $415m.  An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds is included in non-current loans and other borrowings.

13.	Movement in net debt
		2012 9 months ended 30 September	2011 9 months ended 30 September	2011 12 months ended 31 December
		$m	$m	$m

	Net (decrease)/increase in cash and cash equivalents	(13)	23	107
	Add back cash flows in respect of other components of net debt:
	Decrease in other borrowings	99	112	119
		____	____	____
	Decrease in net debt arising from cash flows	86	135	226

	Non-cash movements:
	Finance lease liability	(2)	(2)	(3)
	Exchange and other adjustments	(18)	(34)	(18)
		____	____	____
	Decrease in net debt	66	99	205

	Net debt at beginning of the period	(538)	(743)	(743)
		____	____	____
	Net debt at end of the period	(472)	(644)	(538)
		====	====	====

14.	Commitments and contingencies

At 30 September 2012, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $31m (2011 31 December $14m, 30 September $22m).  The Group has also committed to invest $60m in two investments accounted for under the equity method of which $37m had been spent at 30 September 2012.

At 30 September 2012, the Group had contingent liabilities of $1m (2011 31 December $8m, 30 September $5m).

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts.  The maximum unprovided exposure under such guarantees is $35m (2011 31 December $42m, 30 September $49m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such legal proceedings and warranties are not expected to result in material financial loss to the Group.

15.	Events after the reporting period

On 7 August 2012, the Group announced a planned $1bn return to shareholders comprising a $500m special  dividend with share consolidation and a $500m share buyback programme to commence in the fourth quarter of 2012.  The share consolidation was approved at an Extraordinary General Meeting of the Company held on 8 October 2012 and the dividend was paid to shareholders on 22 October 2012.

On 23 October 2012, the Company paid a £45m special contribution to the UK pension plan.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the interim financial report for the three and nine months ended 30 September 2012 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of financial position, Group statement of cash flows and the related notes 1 to 15.  We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The interim financial report is the responsibility of, and has been approved by, the Directors.  The Directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union.  The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three and nine months ended 30 September 2012 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency  Rules of the United Kingdom's Financial Services Authority.

Ernst & Young LLP
London
6 November 2012

Exhibit 99.2

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 07 November 2012 it acquired 210,000 of its own ordinary shares for cancellation at an average price of 1551.3381 pence per ordinary share.
The highest and lowest prices paid for these shares were 1559 pence per share and 1547 pence per share respectively.

Following this purchase, the Company has 272,015,410 ordinary shares in issue. This number represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.3

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 08 November 2012 it acquired 230,000 of its own ordinary shares for cancellation at an average price of 1559.2348 pence per ordinary share.
The highest and lowest prices paid for these shares were 1563 pence per share and 1556 pence per share respectively.

Following this purchase, the Company has 271,785,410 ordinary shares in issue. This number represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.4

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 09 November 2012 it acquired 245,000 of its own ordinary shares for cancellation at an average price of 1554.438 pence per ordinary share. The highest and lowest prices paid for these shares were 1565 pence per share and 1544 pence per share respectively.

Following this purchase, the Company has 271,540,410 ordinary shares in issue. This number represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.5

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 12 November 2012 it acquired 240,000 of its own ordinary shares for cancellation at an average price of 1580.2693 pence per ordinary share. The highest and lowest prices paid for these shares were 1589 pence per share and 1572 pence per share respectively.

Following this purchase, the Company has 271,300,410 ordinary shares in issue. This number represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.6

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 13 November 2012 it acquired 250,000 of its own ordinary shares for cancellation at an average price of 1589.5548 pence per ordinary share. The highest and lowest prices paid for these shares were 1601 pence per share and 1575 pence per share respectively.

Following this purchase, the Company has 271,050,410 ordinary shares in issue. This number represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.7

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 14 November 2012 it acquired 250,000 of its own ordinary shares for cancellation at an average price of 1585.2581 pence per ordinary share. The highest and lowest prices paid for these shares were 1589 pence per share and 1580 pence per share respectively.

Following this purchase, the Company has 270,800,410 ordinary shares in issue. This number represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.8

InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 15 November 2012 it acquired 255,000 of its own ordinary shares for cancellation at an average price of 1576.9831 pence per ordinary share. The highest and lowest prices paid for these shares were 1585 pence per share and 1573 pence per share respectively.

Following this purchase, the Company has 270,545,410 ordinary shares in issue. This number represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	16 November 2012